UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

NutraFuels, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

67091B104

(CUSIP Number)

6601 Lyons Road L 6, Coconut Creek, FL 33037, Telephone: 888-509-8901

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 13, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ¨

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Neil Catania
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ¨ (b) ¨ N/A
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF, 00 (1)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ¨ N/A
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,403,571 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,403,571 (1)
	10.	SHARED DISPOSITIVE POWER 0 N/A

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,403,571 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) N/A
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.22%
14.	TYPE OF REPORTING PERSON (see instructions) IN

Item 1.  Security and Issuer.

Common stock of Nutrafuels.

Item 2.  Identity and Background.

(a) Neil Catania

(b) Mr. Catania's business address is 6601 Lyons Road L 6, Coconut Creek, FL 33037.

(c) Neil Catania is the Vice-President of NutraFuels, Inc.

(d) Mr. Catania has not been convicted in a criminal proceeding.

(e) Mr. Catania has not during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Catania is a citizen of the United States.

Item 3.  Source or Amount of Funds or Other Consideration.

On August 13, 2010, NutraFuels, Inc.'s sold 5% of its membership interests and on October 18, 2010, it sold 11.5% of its membership interests to Neil Catania in exchange for payment of $65,000. On November 26, 2012, Mr. Catania exchanged his 16.5% membership interests for 2,625,000 of NutraFuels, Inc's common shares. On May 17, 2013, NutraFuels, Inc. issued 428,571 common shares and on September 3, 2013, it issued an additional 350,000 common shares to Neil Catania for services rendered. (1)

Item 4.  Purpose of Transaction.

Investment

Item 5.  Interest in Securities of the Issuer.

Neil Catania holds 3,403,571 of NutraFuels, Inc.’s common shares representing 16.2 % of the shares outstanding.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.  Material to Be Filed as Exhibits.

Not applicable.

(1) On November 15, 2012, NutraFuels, Inc entered into a note agreement with Neil Catania with a principal amount of $160,000. The note bears interest at the rate of 10% per annum. The note is due on November 15, 2014. This amount is convertible into NutraFuels Inc.'s common stock at the price of $1.00 per share. On February 15, 2013, NutraFuels, Inc. entered into a note agreement with Neil Catania with a principal amount of $50,000. The note bears interest at the rate of 10% per annum. The note is due on May 15, 2014. The note is convertible into NutraFuels Inc.'s common shares at the price of $1.00 per share.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NutraFuels, Inc.

/s/ Neil Catania

Vice-President

February 13, 2014

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